Exhibit 99.1

ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, MAY 31, 2013

NOTICE OF MEETING AND
MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF RIO ALTO MINING LIMITED OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF RIO ALTO MINING LIMITED TO BE HELD ON FRIDAY, MAY 31, 2013.

TO BE HELD AT:

Westin Lima Hotel & Convention Centre

Las Begonias 450, San Isidro

Lima - Peru

At 5:00 p.m.

Dated: May 6, 2013

RIO ALTO MINING LIMITED
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE
HELD ON FRIDAY, MAY 31, 2013

NOTICE IS HEREBY GIVEN THAT AN ANNUAL GENERAL AND SPECIAL MEETING (the “Meeting”) of holders of common shares of Rio Alto Mining Limited (the “Corporation”) will be held at the Westin Lima Hotel & Convention Centre located at Las Begonias 450, San Isidro, Lima - Peru, at 5:00 p.m. on Friday, May 31, 2013 for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the twelve-month financial year ended December 31, 2012, and the report of the auditor thereon;

2.	to fix the number of directors of the Corporation to be elected at the Meeting at eight (8);

3.	to elect the Board of Directors of the Corporation for the ensuing year;

4.	to appoint the auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditor’s remuneration;

5.	to consider and, if thought fit, pass a resolution approving and confirming the shareholder rights plan agreement as more particularly described in the accompanying management information circular;

6.	to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

DATED this 6th day of May, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Alexander Black”

Alexander Black
President and Chief Executive Officer

IMPORTANT

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose or fax to 1-866-249-7775. All proxies, to be valid, must be received by Computershare Investor Services Inc., 100 University Ave., 9th Floor, North Tower Toronto, Ontario M5J 2Y1, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

RIO ALTO MINING LIMITED

MANAGEMENT INFORMATION CIRCULAR

Information contained in this information circular is given as at April 26, 2013. Unless otherwise stated all dollar amounts are in US dollars.

Solicitation of proxies

This Management Information Circular (“Circular”) is provided in connection with the solicitation by Management of Rio Alto Mining Limited (the “Corporation” or “Rio Alto”) of proxies from the holders of common shares (the “Common Shares”) for the annual general and special meeting of the shareholders of the Corporation (the “Meeting”) to be held on Friday, May 31, 2013 at 5:00 p.m. at the Westin Lima Hotel & Convention Centre located at Las Begonias 450, San Isidro, Lima - Peru, or at any adjournment thereof for the purposes set out in the accompanying notice of Meeting (“Notice of Meeting”).

TABLE OF CONTENTS

SECTION I:	VOTING INFORMATION

SECTION II:	BUSINESS OF THE MEETING

	1.	Presentation of the Financial Statements

	2.	Number of Directors to be Elected at the Meeting

	3.	Appointment of Directors

	4.	Reappointment and Remuneration of Auditors

	5.	Approval and Confirmation of Shareholder Rights Plan

	6.	Other business

SECTION III:	COMPENSATION

	1.	Executive Compensation

	2.	Directors Compensation

	3.	Option to Purchase Securities

SECTION IV:	CORPORATE GOVERNANCE DISCLOSURE

SECTION V:	ADDITIONAL INFORMATION

SCHEDULE A:	BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE

SECTION I: VOTING INFORMATION

Why am I receiving this proxy and information circular?

One of the benefits of being a shareholder is the right to vote on certain corporate matters. This Management Information Circular (the "Circular") provides the information that you need to vote at the Meeting. Since some shareholders cannot or do not want to personally attend the annual and special meetings at which the voting occurs, Rio Alto provides shareholders with the option to cast a proxy vote, that is to say to provide authority to the persons selected by the Board of Directors (the “Management Designees”) to represent them at the Meeting, or to designate a person (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper Instrument of Proxy and delivering the same to the transfer agent of the Corporation. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the Instrument of Proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

What will I be voting on?

You will vote on:

(a)	setting the number of Directors to be elected;

(b)	the election of Directors;

(c)	the appointment of Auditors;

(d)	the reconfirmation of the August 26, 2010 Shareholder Rights Plan; and

(e)	any other business as may be properly brought before the Meeting or any adjournment thereof.

What else will happen at the Meeting?

The audited consolidated financial statements for the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011 together with the independent auditor's report on these statements will be presented at the Meeting.

How will these matters be decided at the Meeting?

A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

You will have one vote for each common share of the Corporation you own at the close of business on April 26, 2013, the record date (the “Record Date”) for the Meeting.

How many shares are eligible to vote?

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. There are no other shares authorized, issued or outstanding of any class. As at the effective date of this Circular (the “Effective Date”), which is April 26th, 2013, the Corporation has 175,885,682 Common Shares without nominal or par value outstanding. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

As of the Effective Date, to the knowledge of the directors and senior officers of the Corporation, the only person who beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Corporation was Sentry Investments Inc. Based on the information filed by them on April 9, 2012, Sentry Investments Inc. has control and direction over 25,949,700 Common Shares representing approximately 14.75% of the voting rights attached to the Corporation’s voting securities.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by Proxy, as explained below. If your shares are registered in the name of an Intermediary (as hereinafter defined), please see the instructions below under the heading “Voting for non-registered holders.”

Voting by proxy for registered holders

In addition to voting in person at the Meeting, you may vote by mail by completing the Instrument of Proxy and returning it to the Corporation’s transfer agent by mail to Computershare Investor Services, 100 University Ave., 9th Floor, North Tower Toronto, Ontario M5J 2Y1, or via fax to 1-866-249-7775 at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. You may also vote by phone or via the Internet. To vote by phone (only available in Canada and the US) call the toll free number listed on the Instrument of Proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy

Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the Instrument of Proxy.

Voting for non-registered holders

If your Common Shares are not registered under your name they will likely be registered under the name of your broker or an agent of that broker (the “Intermediary”). Each Intermediary has its own procedures; please follow them carefully to ensure that your shares are voted at the Meeting according to your instructions. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Your Intermediary should have sent you this Circular, together with either (a) the voting instruction form to be completed and signed by you and returned to them as required, or (b) a Instrument of Proxy, which has already been signed by the Intermediary and is restricted as to the number of shares beneficially owned by you, to be completed by you and returned to Computershare no later than 48 hours prior the commencement of the Meeting. To vote in person at the Meeting, a non-registered shareholder should, in the case of a voting instruction form, follow the instructions set out on the voting instruction form and, in the case of a Instrument of Proxy, insert his or her name in the blank space provided and return the Instrument of Proxy to Computershare no later than 48 hours prior to the commencement of the Meeting. Late proxies from non-registered holders may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

How will my proxy be voted?

On the Instrument of Proxy you can indicate how you would like your proxy holder to vote your shares for any matter put to a vote at the meeting and on any ballot, and your shares will be voted accordingly. If you do not indicate how you want your shares to be voted, the Management Designees (whose names appear on the Instrument of Proxy) intend to vote your shares in the following manner:

(i)	for setting the number of directors at eight (8);

(ii)	for the election of management nominees as directors;

(iii)	for the appointment of Grant Thornton LLP, Chartered Accountants as the auditors and the authorization of the directors to fix the remuneration of the auditors;

(iv)	for the reconfirmation of the August 26, 2010 Shareholder Rights Plan; and

(v)	for management’s proposals generally.

How can I revoke my proxy?

You can revoke your proxy at any time prior it its use by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to Rio Alto's corporate office (located at Suite 1950, 400 Burrard Street, Vancouver BC, V6C 3A6) before the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

How are proxies solicited?

Management is soliciting your proxy and the costs of doing so are being borne by the Corporation. In addition to soliciting proxies by mail, directors, officers and employees of the Corporation may also, without additional compensation, solicit proxies in person or by phone, fax or other form of electronic communication.

Who counts the votes?

The Corporation’s transfer agent, Computershare Investor Services Inc., counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.

How do I contact the transfer agent?

If you have any inquiries, you can contact the Corporation’s principal registrar and transfer agent, Computershare Investor Services Inc. as follows:

Email: Christian.Carvacho@computershare.com
Toll-free: 1 800 564 6253
Telephone: 1 604 661 9400
Fax: 1-866-249-7775

Mail:	100 University Ave.
8th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada

The Corporation’s co-registrar and co-transfer agent in the United States is Computershare Trust Corporation, N.A. of Denver, CO., however, all shareholder inquiries should be directed to Computershare Investor Services.

SECTION II: BUSINESS OF THE MEETING

1.	Presentation of the Financial Statements

The Corporation’s audited comparative consolidated financial statements for the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and for the financial year ended May 31, 2011 will be presented to shareholders of the Corporation at the Meeting and have been mailed to Registered Shareholders as required under the Business Corporations Act (Alberta) (“ABCA”) and to non-registered shareholders who have requested such financial statements. No formal action will be taken at the Meeting to approve the financial statements.

2.	Number of Directors to be Elected at the Meeting

Shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that eight (8) directors be elected to hold office until the next annual general and special meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at the Meeting at eight (8).

3.	Appointment of Directors

Majority Voting Policy
In accordance with new policies published by the Toronto Stock Exchange (the “TSX”), the Board of Directors of the Corporation (the “Board” or “Board of Directors” has adopted a majority voting policy for director elections that will apply at any meeting of the Corporation’s shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chairman of the Board promptly following the applicable shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Compensation Committee (the “CGC Committee”) will consider whether or not to accept the offer of resignation and make a recommendation to the Board. Within 90 days following the applicable shareholders’ meeting, the Board shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the Compensation Committee at which the resignation is considered.

The Corporation currently has eight directors and all eight of these directors are being nominated for re-election. The names of the proposed nominees are set out below. Each director will hold office until the next annual meeting of shareholders of Rio Alto or until their successors are elected or appointed as the position is vacated.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee’s municipality of residence, principal occupation at the present and during the preceding five years, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Positions Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Klaus Zeitler West Vancouver, BC, Canada Independent Director Member of the CGC Committee Chairman and a Director since June 25, 2009

Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a PHD in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgeschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining, later Inmet, a Toronto Stock Exchange listed company with assets of over $5 billion and base metal and gold mines in different parts of the world. After having been a director of Teck and Cominco for many years, Dr. Zeitler joined Teck in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President, CEO and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies.

750,000(4) 0.42%

Alexander Black
San Isidro, Lima, Peru

Non-independent Director
Member of Health, Safety and
Community Committee

Director since June 25, 2009,
President since Jun 2, 2010 and
Chief Executive Officer since
January 23, 2012

Mr. Black lives in Lima, Peru and has 30 years’ experience in the mining industry. Mr. Black holds a BSc in Mining Engineering from the University of South Australia and is a member of the Australasian Institute of Mining and Metallurgy. Prior to moving to Peru in 2000, Mr. Black was the founder and Managing Director of international mining consulting services group Global Mining Services from 1994 to 2000. In 1996, Mr. Black also founded and was Chairman of OFEX listed AGR Limited with exploration projects in Ghana and Mongolia. In 2002, Mr. Black took control of Chariot Resources Limited as a listed TSXV shell and played a key role in the acquisition of the Marcona Copper Project and formation of the Korean joint venture with Chariot Resources. Upon his resignation as Chairman & Executive VP of Chariot Resources in 2006, Mr. Black returned to Peru and founded the Peruvian registered Rio Alto S.A.C. Mr. Black was the Chief Executive Officer, President and a director of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited). Mr. Black is also a director of Duran Ventures Inc.

4,969,651(3) 2.82%
Anthony Hawkshaw Vancouver, BC, Canada Non-independent Director Chief Financial Officer and a Director since June 25, 2009

Anthony Hawkshaw was a Chartered Accountant for 29 years and holds a Bachelor Degree in Business Management from the Ryerson University in Toronto. From 2005 to 2007, Mr. Hawkshaw was the CFO of Grove Energy Limited, a London and Toronto listed oil and gas development company. In 2005, Mr. Hawkshaw was the CFO of Chariot Resources Limited. Prior to Chariot, Mr. Hawkshaw was CFO of Pan American Silver Corp. from 1995 to 2003. With more than 30 years’ experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru, Mr. Hawkshaw has extensive experience in the marketing of metals in refined and concentrate form throughout the world and in metals trading. He has arranged numerous debt, equity and convertible debt financings with institutional investors, commercial banks and multilateral lending agencies. Mr. Hawkshaw is currently a director of Caza Gold Corp., Marlin Gold Mining Ltd. and Southern Legacy Minerals Inc. and was a director and Chief Financial Officer of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited).

1,000,000 0.56%

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Positions Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Victor Gobitz Lima, Peru Non-independent Director Member of Health, Safety and Community Committee Director since March 8, 2011 and Chief Operating Officer since January 23, 2012

Mr. Gobitz is a Mining Engineer who received his professional education at the Pontificia Universidad Católica del Perú from 1981 to 1986 and obtained a Master’s degree in Business Administration (MBA) from Escuela de Administración de Negocios – ESAN in 1998. Mr. Gobitz sits on the Board of Directors of another public mining company listed on Bolsa de Valores de Lima, Castrovirreyna Compañía Minera. Mr. Gobitz has been Director of Volcan Compañía Minera and Sociedad Nacional de Minería, Energía y Petróleo (SNMPE) and has extensive experience in the startup and expansion of mining projects and currently is Director of the Peruvian Mining Safety Institute (ISEM) and Member of the Board of the Peruvian Corps of Engineers – Chapter of Mining Engineers (CIP).

180,000 0.10%
Drago Kisic Lima, Peru Independent Director Member of Health, Safety and Community Committee Member of the Audit Committee Director since March 15, 2010

Drago Kisic Wagner holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B-Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru's telephone and telecommunications companies CPT and ENTEL-Peru. Mr. Kisic is a member of the board of UNACEM (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey and Teditex (textile related companies); and Banco Financiero (a commercial bank). Currently, he is President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). Drago was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies' regulatory authority) and Vice-president of the Lima Stock Exchange (BVL). Mr. Kisic was the former head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru's Central Reserve Bank and a former member of the Advisory Committee of the Ministry of Foreign Affairs. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador, ten years ago.

130,000 0.07%
Roger Norwich St. Magloire, Sark, Channel Islands Independent Director Member of the CGC Committee Member of the Audit Committee Director since May 2007

Dr. Roger Norwich a dual graduate of Manchester University worked as an oil exploration Geologist for Texaco after graduation and gained experience in the North Sea, the Gulf of Mexico and the Permian Basin. Having served as Chairman of a London AIM listed oil and gas exploration company he was a founding Director of TSXV listed Mexican Silver Mines and subsequent to the take over and merger with Rio Alto Mining has remained on the Board as an Independent Director. Dr. Norwich is non-Executive Chairman of Grupo Minero Panuco based in Mexico with extensive Copper, Gold and Molybdenum production assets. In June 2011 he joined the Board of Directors of Inkron Limited, a private company based in Hong Kong which is involved in nanometal production for the electronics industry especially nanocopper and nanosilver and in October 2012, he joined the Board of Otis Gold (TSXV:OOO).

4,734,195 2.67%

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Positions Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Ram Ramachandran Toronto, Ont., Canada Independent Director Member of the Audit Committee Director since May 11, 2011

Mr. Ramachandran has over 25 years of financial reporting experience in a multitude of capacities. During the past 12 years Ram has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms. Mr. Ramachandran's contributions to the capital markets include authoring and launching the "Canadian Securities Reporter", a proprietary public company subscription service currently available through the CICA's Knotia website. Mr. Ramachandran has previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission and served as a senior member in the national office of an international accounting firm. Mr. Ramachandran was also a member of the OSC's Continuous Disclosure Advisory Committee (2004-2007) and has completed the IFRS Certification program offered by the Institute of Chartered Accountants in England & Wales. Mr. Ramachandran originally qualified as a Chartered Accountant in England & Wales and subsequently became a C.A. in Ontario in 1984

Nil Nil%
Sidney Robinson Toronto, Ont., Canada Independent Director Member of the CGC Committee Director since March 8, 2011

Mr. Robinson is a retired Senior Partner of Torys LLP, Toronto and New York, who practised corporate/commercial law, with emphasis on financings, mergers and acquisitions and international projects. He represented business clients based in Canada, France, Germany, Italy, Japan, Sweden and the United States. In his practice, Sidney acted as strategic and legal advisor to senior management and Boards of Directors. Mr. Robinson currently sits on the Boards of Directors of two public companies listed on the Toronto Stock Exchange, Amerigo Resources Inc. and Chartwell Retirement Residences and one private company, Butterfield & Robinson Inc. He has served on the Boards of Directors of a number of public and private Canadian and U.S. companies including the Boards of Directors of AGIP Canada Ltd., BMW Canada Inc., C.I. Fund Management Inc., Loring Ward International Inc., Inmet Mining Corporation, Purolator Courier Ltd. and Pelmorex Media Inc. (The Weather Network).

190,000 0.10%

Notes:

(1)

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished to the Corporation by the above individuals.

(2)	Assumes a total of 175,885,682 Common Shares issued and outstanding as at the Effective Date.
(3)	These Common Shares are owned by Auscan Assets Limited, a company in which Alex Black has a beneficial interest.
(4)	These Common Shares are owned by Zeitler Holdings Corp., a company controlled by Klaus Zeitler.

Cease Trade Orders or Bankruptcies

Other than as described below, no proposed director, within 10 years before the date of this Circular, has been a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Ramachandran was a director of Century Mining Corporation (“Century”), a wholly owned subsidiary of White Tiger Gold Limited (“White Tiger”), from October 21, 2011 to May 30, 2012. On May 18, 2012 Century’s secured lender realized its security consisting of White Tiger’s interest in Century upon default by Century under the secured loan. Mr. Ramachandran resigned as a director of Century effective May 30, 2012 upon the appointment of a receiver to the assets of Century.

Personal Bankruptcies

No proposed director has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties and Sanctions

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the election of directors as set forth in this Circular.

Please see Schedule “A” Corporate Governance Disclosure for more information about the Board of Directors and its corporate governance practices.

4.	Reappointment and Remuneration of Auditors

The Board of Directors of the Corporation recommends the reappointment of Grant Thornton LLP, Chartered Accountants, Vancouver, as the auditors of the Corporation to hold office until the next annual meeting of Rio Alto. Grant Thornton has served as the auditors of the Corporation since October 2010. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the Board of Directors of the Corporation.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the appointment of Grant Thornton LLP Chartered Accountants, Vancouver as the auditors of the Corporation and to authorize the directors to determine the remuneration to be paid to the auditors.

The aggregate fees billed by the Corporation’s external auditors in each of the three fiscal years noted below for audit and other fees are as set out in the following table.

Year Ended	Audit and Audit- Related	Taxation Related	Other	Total
31-May-11	$197,523	$8,421	$37,485	$243,429
31-Dec-11	$308,273	$9,379	$0	$317,652
31-Dec-12	$372,772	$20,662	$0	$393,434

Each fee category is detailed below.

Audit Fees
Audit fees for professional services rendered by the external auditors for the audit of the Corporation’s consolidated financial statements; statutory audits of the financial statements of the Corporation’s subsidiaries; quarterly reviews of the Corporation’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with filing of other documents with securities regulators.

Audit-Related Fees
Audit-related fees for professional services rendered with regards to the Corporation’s transition to international financial reporting standards (IFRS) and the accounting or disclosure treatment of other transactions.

Taxation Related
Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.

Other
Fees paid relating to review of the Corporation’s transition from Canadian Generally Accepted Accounting Principles to International Financial Reporting Standards.

5.	Approval and Confirmation of Shareholder Rights Plan

Effective August 26, 2010 (the “Date”), the Corporation adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan is contained in the shareholder rights plan agreement dated August 26, 2010 between the Corporation and Olympia Trust Company, as rights agent. In accordance with its terms, the Rights Plan was approved by the Corporation’s shareholders on September 29, 2010, within six months of its Date, and must be approved and re-confirmed by shareholders at the annual general meeting of shareholders in 2013. Accordingly, the Rights Plan will be put before shareholders for approval at the Meeting. If the Rights Plan is not so approved, it will expire immediately following termination of the Meeting.

The following summary of the Rights Plan is qualified in its entirety by reference to the full text of the Rights Plan agreement and a copy of the agreement is available under the Corporation’s profile on the SEDAR website at www.sedar.com under the heading “Material Document(s)”.

On December 22, 2012, Rio Alto appointed Computershare Investor Services Inc. as successor Rights Agent to Olympia Trust Company.

Purpose of the Rights Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any take-over offer for the Corporation. Takeover offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 35 days. The Board believes that this period may be insufficient for the Shareholders to evaluate a bid, or for the Board to pursue alternatives which could maximize Shareholder value, and make informed recommendations to Shareholders.

Summary of the Plan

The Rights Plan provides the Board and the shareholders more time to fully consider any unsolicited take-over bid for the Corporation. It will also allow more time for the Board to pursue, if appropriate, other alternatives to maximize shareholder value.

The Rights Plan authorizes the issue, on the Effective Date, of one right (a “Right”) in respect of each common share (a “Share”) outstanding on the Effective Date and the issue of one Right for each Share issued after such date. Each Right entitles the registered holder thereof to purchase from the Corporation one Share at the exercise price. The exercise price and the number of Shares are subject to adjustment in certain events such as a share split or consolidation.

The Rights issued under the Rights Plan become exercisable only when a person, including any party related to it, acquires or announces its intention to acquire 20% or more of the Corporation’s outstanding Shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Board. Should such an acquisition occur, each Right would, upon exercise, entitle the holder thereof, other than the Acquiring Person (as hereinafter defined) and related persons whose Rights become void, to purchase Shares at one half of the prevailing market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made for all of the Corporation’s Shares to all Shareholders that is open for not less than 60 days. If, at the end of the 60 days, at least 50% of the outstanding Shares, other than those owned by the offeror and certain related parties, have been tendered to the bid, the offeror may take up and pay for the Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

The issuance of Rights will not in any way alter the financial condition of the Corporation. The issuance is not itself dilutive, will not affect reporting earnings per Share and will not change the way in which shareholder would otherwise trade Shares. By permitting holders of Rights, other than an Acquiring Person (as defined below), to acquire Shares at a discount to market value, the Rights may cause substantial dilution to an Acquiring Person, defined in the Rights Plan Agreement as a person or group that acquires 20% or more of the Shares of the Corporation other than by way of a Permitted Bid or other than in circumstances where Rights are redeemed or the Board waives the application of the Rights Plan.

The Rights Plan should provide adequate time for Shareholders to assess a bid and to permit competing bids to emerge. It also gives the Board sufficient time to explore other options. A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the requirements of a Permitted Bid.

The requirements of a Permitted Bid enable each Shareholder to make two separate decisions. First, a shareholder will decide whether the bid or any competing bid is adequate on its own merits. In making this decision the shareholder need not be influenced by the likelihood that the bid will succeed. If there is sufficient support such that at least 50% of the independently held Shares have been tendered, a shareholder who has not already tendered to that bid will have a further 10 business days to decide whether to tender the bid.

Shareholder Approval

At the Meeting, shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the following resolution, to re-confirm and approve the Rights Plan (the “Rights Plan Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Corporation, that:

1.

the shareholder rights plan containing the terms and conditions as set forth in the rights plan agreement dated as of August 26, 2010 between the Corporation and Computershare Investor Services Inc. as amended (the “Rights Plan”), be and is hereby re-confirmed and approved;

2.

the shareholders of the Corporation hereby expressly authorize the Board of Directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

3.

any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

In order to be approved, the Rights Plan Resolution must be approved by an ordinary resolution of the shareholders, being a majority of the votes cast by shareholders present in person or by proxy at the Meeting who voted in respect of the Rights Plan Resolution. The Board recommends that shareholders vote in favour of the Rights Plan Resolution. Unless otherwise instructed it is the intention of the Management Designees, if named as proxy, to vote in favour of the Rights Plan Resolution.

6.	Other Business

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

SECTION III: COMPENSATION

1.	Executive Compensation

Compensation Discussion and Analysis

This discussion describes the Corporation’s executive compensation program for each person who acted in the capacity as Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officers (or three most highly compensated individuals acting in a similar capacity), other than the CEO and the CFO, whose compensation was more than $150,000 during the financial year ended December 31, 2012 (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers” or “NEOs”). For the financial year ended December 31, 2012, the Corporation’s NEOs were Alexander Black (CEO), Anthony Hawkshaw (CFO), Victor Gobitz (Chief Operating Officer (“COO”)), Andrew Cox (Mining Manager at the Corporation’s La Arena Gold Oxide Mine), and Timothy Williams (Vice President Operations). This section will address the Corporation’s executive compensation philosophy and objectives and provide a review of the process the CGC Committee and the Board of Directors undertake in deciding how to compensate the Corporation’s Named Executive Officers. The compensation of the NEOs is subject to review by the full Board of Directors. This section will also provide a discussion and analysis of the specific decisions about the compensation of the Named Executive Officers for the financial year ended December 31, 2012.

Compensation Governance

The Corporation's CGC Committee is comprised of Roger Norwich (Chair), Klaus Zeitler and Sidney Robinson, all of whom are independent directors within the meaning set out in National Instrument 52-110 – Audit Committees. All three members of the CGC Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board of Directors of the Corporation.

Dr. Roger Norwich is a dual graduate of Manchester University and worked as an oil exploration geologist for Texaco after graduation and gained experience in the North Sea, the Gulf of Mexico and the Permian Basin. Dr. Norwich is a Board member of various public and private companies active in the resource industry, such as Grupo Minero Panuco (based in Mexico with extensive copper, gold and molybdenum production assets), Inkron Limited and Otis Gold.

Dr. Klaus Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a PHD in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world. Dr. Zeitler was a managing director of Metallgeschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining, later Inmet. After having been a director of Teck Cominco for many years, Dr. Zeitler joined that company in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President, CEO and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies.

Mr. Sidney Robinson is a retired senior partner of Torys LLP, Toronto and New York, who practised corporate/commercial law, with emphasis on financings, mergers and acquisitions and international projects. In his practice, Mr. Robinson acted as strategic and legal advisor to senior management and Boards of Directors. Mr. Robinson currently sits on the Boards of Directors of two public companies listed on the TSX, Amerigo Resources Inc. and Chartwell Retirement Residences and one private company, Butterfield & Robinson Inc.

The responsibilities of the CGC Committee in respect of compensation matters include reviewing and recommending to the Board of Directors the compensation policies and guidelines for executives, supervisory management and personnel, reviewing corporate benefits, bonuses and other incentives, reviewing and approving corporate goals and objectives relevant to CEO and CFO compensation; reviewing officer and director compensation; reviewing executive compensation disclosure, succession plans for officers and for key employees, and material changes and trends in human resources policy, procedure, compensation and benefits. See “Section IV - Corporate Governance Disclosure - Other Board Committees” for additional information regarding the responsibilities of the CGC Committee.

The CGC Committee has unrestricted access to the Corporation’s personnel and documents and is provided with the resources necessary, including, as required, the engagement and compensation of outside advisors, to carry out its responsibilities.

a)	Compensation Philosophy, Objectives and Components

The compensation program of the Corporation is designed to attract, motivate, reward and retain knowledgeable and skilled executives required to achieve the Corporation’s corporate objectives and increase shareholder value. The main objective of the compensation program is to recognize the contribution of the executive officers to the overall success and strategic growth of the Corporation. The compensation program is designed to reward management performance by aligning a component of the compensation with the Corporation’s operating and financial performance and share value. The philosophy of the Corporation is to pay the management a total compensation amount that is competitive with other international mining companies and that is consistent with the experience and responsibility level of the management. The purpose of executive compensation is to incent and reward the executives for their contributions to the achievements of the Corporation on both an annual and long term basis, and to provide additional awards for superior performance by the Corporation and the executive.

c)	Review by Compensation Consultant

In light of the rapid growth of the Corporation from a junior mining exploration company to a gold producer, the Corporation retained the services of an independent consulting firm, Lane Caputo Compensation Inc. (“Lane Caputo”) in May 2012 to undertake a full review of the Corporation’s compensation program for its executive officers and directors. Lane Caputo has not provided any services to the Corporation or its subsidiaries, or to any of its directors or members of management, other than the services discussed in this section.

The fees paid to all compensation consultants in the past two years are as follows:

Name of Consulting Firm/Individual	Executive Compensation- Related Fees	All Other Fees
Lane Caputo	$29,316	Nil

Lane Caputo advised the CGC Committee from May through November 2012. Lane Caputo provided information and advice in respect of executive and director compensation for the Corporation based on industry comparable companies and other relevant factors. After reviewing the Corporation’s past and existing compensation programs and levels for executives and directors in comparison to the practices of a peer group of companies and practices in the current market, and after taking into consideration the growth and success of the Corporation and various potential risks associated with different compensation programs, the CGC Committee made its recommendations to the Board of Directors for approval in November 2012. The Board of Directors approved the recommendations and the new compensation program took effect as of January 1, 2012.

The Corporation’s current compensation program provides short-term, medium-term and long-term incentives and consists of three key elements:

i.	a base amount of salary and benefits;

ii.

a bonus program; which in the case of the CEO and CFO, consists of: (A) an annual performance based cash bonus; and (B) a long-term share price based cash bonus; in the case of all other NEOs, in accordance with the Corporation’s profit-sharing program required under Peruvian law; and

iii.	stock options.

Fixed annual base salary compensates executives for the roles they perform and provides a competitive foundation for each executive’s total compensation. Annual variable compensation in the form of a cash incentive bonus based on the Corporation’s performance is intended to motivate and reward the accomplishment of specific business and operating objectives within a one-year time period. Long-term at-risk compensation for the CEO and CFO, which is provided in the form of a share price based cash bonus, focuses executives’ performance on long-term strategic priorities, the creation of shareholder value and acts to link executive and shareholder interests. Each of these components is described further below.

Base Salary

The objective of base salary compensation and benefits is to retain and reward Named Executive Officers on a short term basis. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience, expertise and the amount of time devoted to the affairs of the Corporation. Subjective factors such as leadership, commitment and attitude are also considered. The Corporation, with the assistance of Lane Caputo, has also reviewed the compensation of its relevant peer group in determining the competitiveness of base salary to the CEO and CFO. Base salary levels for the other NEO’s are determined by the CEO & CFO upon consideration of job market related factors for the levels of responsibility, experience, expertise and leadership. The recommendation of the CEO & CFO are considered and approved by the CGC Committee.

Bonus Plans

The objective of performance based bonuses is to incent the maximization of shareholder value by the Named Executive Officers, taking into consideration the operating performance of the Corporation. In 2012, the Board of Directors, upon recommendation by the CGC committee, implemented a new bonus regime that is applicable to the CEO and the CFO. The goal of the new regime is to provide the Corporation with sufficient flexibility such that total cash compensation paid to the executives (salary and bonus) can achieve a high level of cash compensation when relative performance warrants such compensation.

The new bonus regime for the Corporation’s CEO and CFO is based on the Corporation achieving predetermined annual operations and/or financial goals and consists of two programs: (1) an annual bonus program based on the Corporation’s prior year’s audited operating cash flow, with a maximum entitlement equal to 125% of the executive’s salary for that year; and (2) a bonus program based on the trading price of the Corporation’s Common Shares. The details of each bonus program is further described below. Bonuses for other NEO’s are determined under the Corporation’s profit sharing program which is based on the law of Peru.

i.	Operating Cash Flow Bonus Program

A bonus becomes payable under this program if the Corporation’s audited annual operating cash flow exceeds a certain amount, as pre-determined by the Corporation’s Board of Directors. This program came into effect on January 1, 2012 with the first bonus payable in respect of the financial year ended December 31, 2012. Commencing for the 2013 financial year and continuing annually thereafter, the annual operating cash flow bonus is to be based on the projected annual operating cash flow as set out in the annual budget approved by the Board of Directors. The thresholds for the payment of the annual operating cash flow bonus are collared at 75% to 125% of the budgeted annual operating cash flow. A pro-rated bonus will be payable in the event of a change of control transaction with reference to the cash flow for the most recently completed interim financial period preceding the closing of such transaction.

Any bonuses payable under this program will be paid on the earlier of (i) within 30 days of the public filing of the audited financial statements for each respective year; and (ii) immediately prior to the closing of the change of control transaction.

For the financial year ended December 31, 2012, the Board of Directors determined that a bonus would be payable if the audited annual operating cash flow exceeded $75 million. The executive would be entitled to a bonus payment equal to 75% of his annual salary once cash flow exceeds $75 million and would increase by 1% for every $1 million of additional operating cash flow thereafter, to a maximum bonus payment equal to 125% of the executive’s annual salary.

ii.	Share Price Bonus Program

A bonus may become payable under this program if the 90 day volume weighted average share price of the Corporation’s Common Shares exceeds certain thresholds as outlined below:

90 Day Volume Weighted Average Share Price of Rio Alto (the “Share Price Condition”)	Time Period for Attaining 90 Day Volume Weighted Average Share Price	Amount of Share Price Bonus to Accrue in Favor of the Executive
$5	On or Before December 31, 2012	1,000 Ounces of Gold
$6	On or before December 31, 2013	1,000 Ounces of Gold
$7	On or Before December 31, 2014	1,000 Ounces of Gold
$8	On or Before December 31, 2016	1,000 Ounces of Gold
$9	On or Before December 31, 2016	1,000 Ounces of Gold
$10	On or Before December 31, 2016	1,000 Ounces of Gold

A share price bonus will accrue in favour of the CEO and CFO upon the satisfaction of a Share Price Condition. Notwithstanding the foregoing, in the event that a Share Price Condition is satisfied and the volume weighted average price of the Common Shares for the 90 day period ending on trading date immediately preceding the Pay Date (as defined below) is less than such Share Price Condition by a factor of 15% or more, the amount of the bonus payable to the executive is subject to reduction at the sole discretion of the Board of Directors. In exercising its discretion in such circumstances, the Board of Directors shall consider factors they consider to be relevant and appropriate in the circumstances. A material decrease in the price of gold and other analogous events that are external to the Corporation that can be reasonably regarded as materially contributing to a material decrease in the price of the Common Shares of the Corporation and occur following the date on which a Share Price Condition is satisfied shall not be a basis on which the Board of Directors may exercise their discretion to reduce the amount of a share price bonus payable to the Executive. A Share Price Bonus will only be paid once for any one share price level achieved.

All accrued share price bonuses will be payable to the executive on the earlier of: (i) January 1, 2017; (ii) immediately prior to the closing of a change of control transaction; (iii) on the termination of the executive’s employment by the Corporation without just cause; (iv) on the executive’s retirement due to his permanent disability; or (v) on the executive’s retirement due to a specific family circumstance. The earliest of the foregoing dates is the “Pay Date”. No accrued bonus(es) will be paid if the executive is not employed by the Corporation on the Pay Date.

All accrued share price bonuses will be payable in cash based on the average London Gold Market AM Fixing Price per ounce of gold for the 90 day period preceding the Pay Date.

Bonuses for Other Executives

All of the NEOs, other than the CEO and CFO, participate in the Corporation’s profit-share program. The profit-sharing program is governed by Peruvian law and is available to all Peruvian-based employees. Pursuant to the profit-sharing program, the Corporation is obligated to allocate 8% of its profits to its employees, and the amount is allocated amongst the employees in proportion to the number of days they have worked in any given year as well as the level of compensation they receive.

Discretionary bonuses may also be paid to executive officers other than the CEO and CFO on a case by case basis upon review and approval by the CGC Committee and the Board of Directors.

Stock Options

The Corporation has in place a stock option plan (the “Plan) under which awards have been made to executive officers in amounts relative to positions, performance, and what is considered competitive in the industry. The Plan was last approved by shareholders at the annual general and special meeting of the Corporation held on September 29, 2011. Further details regarding the Plan can be found under the heading “Options to Purchase Securities - The Share Option Plan” elsewhere in this Circular.

The objectives of the Plan are to incent the maximization of shareholder value on a long term basis and to retain executive officers on a long term basis. The stock option program is designed to reward executive officers for maximizing shareholder value in a volatile commodity based business in a safe, environmentally responsible, regulatory compliant and ethical manner. Increasing the value of the Common Shares increases the value of the stock options, thereby better aligning the interests of the executive officers with those of the shareholders and encourages long-term value creation for shareholders.

The Corporation, with the assistance of Lane Caputo, has reviewed the public disclosure available for other comparable mining companies to assist in determining the competitiveness of stock option awards. The CGC Committee assesses such information and then makes recommendations to the Board of Directors who ratify the recommendations. Outstanding options and previous grants are reviewed by the CGC Committee on an annual basis and again when considering option grants for new directors, officers and employees. However, the CGC Committee has not adopted pre-existing performance criteria or objectives for the grant of stock options. Additional grants are made periodically to recognize the exemplary performance of or the special contribution by eligible individuals. As part of the review undertaken in 2012 by the CGC Committee, the Board of Directors has determined that no future option grants will be made to the NEOs in light of their overall compensation package and the number of existing Common Shares and options already held by the NEOs.

Peer Group Analysis

Lane Caputo completed a peer group analysis as part of its review of the Corporation’s compensation program. The peer group chosen consists of mining companies with similar internationally-focused operations, all of whom have achieved commercial production and have the ability to sustain a compensation package based on positive cash flow. In particular, Lane Caputo used the following companies for its peer group analysis: Argonaut Gold Inc., Aurcana Corp., Avion Gold Corp., Banro Corp., B2Gold Corp., Capstone Mining Corp., Dia Bras Exploration Inc., Endeavour Silver Corp., First Majestic Silver Corp., Fortuna Silver Mines Inc., Great Basin Gold Ltd., Great Panther Silver Ltd., Hudbay Minerals Inc., Iberian Minerals Corp., International Minerals Corp., Jaguar Mining Inc., Luna Gold Corp., Nevsun Resources Ltd., Primero Mining Corp. and Silver Standard Resources Inc.

d)	Compensation Risk

The CGC Committee periodically reviews the Corporation’s compensation program to ensure that it is structured to encourage decision making and outcomes that are in the best interest of the Corporation and its shareholders and to avoid the taking of inappropriate or excessive risks. The new compensation structure for the Corporation’s executives is meant to result in a balance of achieving short-term goals and long-term strategies, and does not encourage sub-optimization or reward actions that could produce short term success at the cost of long term shareholder results. Additionally, the CGC Committee monitors the risk level of the Corporation’s executive compensation program by ensuring that the compensation framework is structured to align with the Corporation’s short and long term goals, ensuring that a significant portion of executive compensation is at risk and is variable year over year, having option grants that have a life span of five years which would encourage long term sustainable share price appreciation, and taking a review of the Corporation’s compensation program periodically, and if required, obtaining the services of independent outside advisors.

The CGC Committee and the Board of Directors are satisfied that there were not any identified risks arising from the Corporation’s compensation programs or policies that would have had any material adverse effect on the Corporation. The Corporation does not have any policy in place to permit an executive officer or director to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

e)	Performance Graph

The following graph compares the total cumulative shareholder return as at fiscal/period year end, since May 31, 2009, for $100 invested in Common Shares of the Corporation with the cumulative total return

(assuming dividends are reinvested) of the S&P TSX Composite Index over the financial year ended December 31, 2012.

		Market Price per Common
Date	S&P TSX Composite Index	Share
May 31, 2009	10,370.07	$0.20
May 31, 2010	11,762.99	$0.75
May 31, 2011	13,802.88	$2.33
December 31, 2011(1)	11,955.09	$3.19
December 31, 2012(2)	12,433.53	$5.09

Notes:

(1)	In November 2011, the Corporation changed its fiscal year end from May 31 to December 31
(2)	The Corporation’s Common Shares commenced trading on the TSX on February 22, 2012. Prior thereto, the Corporation’s Common Shares were traded on the TSX Venture Exchange.

f)	Summary Compensation Table

The following table sets forth all annual and long term compensation for the financial year ended December 31, 2012, the seven month financial year ended December 31, 2011 and the financial years ended May 31, 2011 and May 31, 2010, respectively, for services in all capacities to the Corporation and its subsidiaries, if any, in respect of Named Executive Officers.

SUMMARY COMPENSATION TABLE
					Non-Equity Incentive Plan
					Compensation
					($)
			Share-	Option-			Pensi	All Other
Name and			Based	Based	Annual	Long-Term	on	Compensa	Total
Principal		Salary	Awards	Awards	Incentive	Incentive	Value	tion	Compensation
Position	Year Ended	($)	($)(1)	($)(2)	Plans	Plans	($)	($)	($)
Alexander Black(3) President and CEO	Dec 31, 2012	500,000	Nil	Nil	728,000(7)	1,664,000(8)	Nil	Nil	2,892,000
	Dec 31, 2011	141,316	Nil	427,707	220,000	Nil	Nil	Nil	789,023
	May 31, 2011	230,000	Nil	218,714	100,000	Nil	Nil	Nil	548,714
	May 31, 2010	180,000	Nil	47,408	Nil	Nil	Nil	45,000	272,408
Anthony Hawkshaw CFO	Dec 31, 2012	500,000	Nil	Nil	728,000(7)	1,664,000(8)	Nil	Nil	2,892,000
	Dec 31, 2011	140,501	Nil	427,707	220,000	Nil	Nil	Nil	788,208
	May 31, 2011	230,000	Nil	218,714	100,000	Nil	Nil	Nil	548,714
	May 31, 2010	180,000	Nil	111,553	Nil	Nil	Nil	45,000	336,553
Victor Gobitz(4) COO	Dec 31, 2012	324,333	Nil	377,314	338,119	Nil	Nil	Nil	1,039,766
Andrew Cox(5) Mining Manager	Dec 31, 2012	291,629	Nil	Nil	164,768	Nil	Nil	Nil	456,397
	Dec 31, 2011	132,712	Nil	269,006	88,475	Nil	Nil	Nil	490,193
	May 31, 2011	18,785	Nil	Nil	3,131	Nil	Nil	Nil	21,916
	May 31, 2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Timothy Williams(6) Vice President Operations	Dec 31, 2012	334,022	Nil	Nil	242,500	Nil	Nil	Nil	576,522
	Dec 31, 2011	157,342	Nil	269,006	104,895	Nil	Nil	Nil	531,243
	May 31, 2011	44,453	Nil	378,666	8,166	Nil	Nil	Nil	431,285
	May 31, 2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option- like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

(2)

“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Value based on the fair market value of the stock options granted having a value of approximately $377,314 based on the Black-Scholes pricing model using weighted average assumptions of: risk-free interest rate – 1.1%; expected volatility – 79.18%; dividend yield – 0%; and expected life of each option granted – 3 years.

(3)	Mr. Black was appointed CEO of the Corporation effective on February 1, 2012, President of the Corporation on June 2, 2010 and COO on June 25, 2009.
(4)	Mr. Gobitz was appointed COO of the Corporation on January 23, 2012. Prior thereto, Mr. Gobitz served solely as a Director of the Corporation.
(5)	Mr. Cox was appointed Mining Manager of La Arena S.A., a subsidiary of the Corporation, on November 1, 2011. Prior to this he was a consultant acting in the same capacity.
(6)	Mr. Williams was appointed Vice President Operations of the Corporation on November 5, 2010.
(7)

In the financial year ended December 31, 2012, each of Mr. Black and Mr. Hawkshaw was paid an annual salary of $500,000 and a bonus payment of $240,000 in recognition of the Corporation’s La Arena Gold Oxide Mine achieving a daily processing rate of 24,000 tonnes of ore. Also, in accordance with the new bonus programs implemented in 2012, $488,000 (97.6% of annual salary) became payable to each of Mr. Black and Mr. Hawkshaw under the Corporation’s operating cash flow bonus program in accordance with the pre-determined threshold for the financial year ended December 31, 2012, and this amount was paid to Mr. Black and Mr. Hawkshaw in April 2013.

(8)

1,000 ounces of gold were accrued under the Corporation’s share price bonus program for the financial year ended December 31, 2012 since the volume-weighted average trading price of the Corporation’s Common Shares exceeded $5.00 as at December 31, 2012. The value of this long-term incentive is calculated based on the price of $1,664 per ounce of gold.

(9)

The NEOs did not receive any property or other personal benefits that are not generally available to all employees that in aggregate are worth CAD$50,000 or more, or are worth 10% or more of an NEO’s total salary for the financial year.

For the financial year ended December 31, 2012, Mr. Gobitz was paid an annual salary of $324,333, and a bonus payment of $338,119. Mr. Cox was paid an annual salary of $291,629 and a bonus payment of $164,768 and Mr. Williams was paid an annual salary of $334,022 and a bonus payment of $242,500. The bonus payments to each of Mr. Gobitz, Mr. Cox and Mr. Williams were made in accordance with the Corporation’s profit-sharing program.

g)	Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for each Named Executive Officer of the Corporation as of the most recent financial year end, including awards granted before the most recently completed financial year.

	Option-Based Awards
	Number of
	Securities
	Underlying
	Unexercised	Option		Value of Unexercised
Name and	Options	Exercise Price	Option Expiration	in-the-money Option(1)(2)
Principal Position	(#)	($)	Date	($)
Alexander Black	100,000	3.22	November 16, 2016	187,000
President and CEO
Anthony Hawkshaw	800,000	0.30	July 24, 2014	3,832,000
CFO	200,000	1.80	September 20, 2015	658,000
	200,000	3.22	November 16, 2016	374,000
Victor Gobitz	100,000	3.22	November 16, 2016	187,000
COO	200,000	3.75	January 23, 2017	268,000
Andrew Cox	125,000	3.08	November 16, 2016	251,250
Mining Manager
Timothy Williams	150,000	1.90	November 5, 2015	478,500
Vice President Operations	125,000	3.08	November 16, 2016	251,250

Notes:

(1)

Unexercised “in-the-money” options refer to the options in respect of which the market value of the underlying securities as at the financial year end, exceeds the exercise or base price of the option.

(2)	The aggregate of the difference between the market value of the Common Shares as at December 31, 2012, being $5.09 per Common Share, and the exercise price of the options.
(3)	The Corporation does not have any share-based awards.

None of the awards disclosed in the table above have been transferred at other than fair market value.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year for each Named Executive Officer.

			Non-Equity Incentive Plan
	Option-Based Awards -	Share-Based Awards -	Compensation -
Name and Principal	Value vested during the year	Value vested during the year	Value earned during the year
Position	($)	($)	($)
Alexander Black	183,608	N/A	N/A
President and CEO
Anthony Hawkshaw	183,608	N/A	N/A
CFO
Victor Gobitz	463,432	N/A	N/A
COO
Andrew Cox	115,480	N/A	N/A
Mining Manager
Timothy Williams	115,480	N/A	N/A
Vice President Operations

Options were exercised by the NEOs in the financial year ended December 31, 2012 as follows: Alexander Black - 640,000 options, Victor Gobitz - 180,000 options, and Timothy Williams - 125,000 options. See “Options to Purchase Securities” for further information on the Corporation’s stock option plan.

h)	Pension Plan Benefits

The Corporation does not have in place any pension plan or deferred compensation plan that provides for payments or benefits at, following or in connection with the retirement of the Named Executive Officers.

i)	Termination and Change of Control Benefits

Pursuant to the terms of the employment contract with each of Mr. Black and Mr. Hawkshaw, in the event of termination without cause (including upon a change of control of the Corporation), each of Mr. Black and Mr. Hawkshaw is entitled to a payment equal to the sum of: (a) all accrued and unpaid salary and bonuses to the date of termination; (b) two times the executive’s salary based on the executive’s current annual salary as of the date of termination; (c) two times the average operating cash flow bonus paid to the executive for the preceding two financial years; and (d) two times the normal course benefits provided to the executive on an annual basis. If the employment contract is terminated by the executive, the executive must provide 30 day notice to the Corporation and the Corporation is obligated to pay to the executive all salary and operating cash flow bonuses earned but not yet paid, and all expenses properly incurred prior to the termination date. In the event of death of the executive, the Corporation must pay to the executive’s legal representation all salary and operating cash flow bonuses earned but not yet paid, the accrued share price bonus, as well as all expenses properly incurred. In the event of termination for just cause, the executive is entitled to receive all salary earned but not yet paid and all expenses property incurred. Each of the employment agreements also provides that for a period of twelve months following the termination of the executive’s employment for any reason whatsoever, the executive will not solicit for hire, hire or take away or cause to be hired or taken away, any employee or consultant of the Corporation or its subsidiaries, who was in the employ of or retained by the Corporation or its subsidiaries during the twelve months preceding the termination of the executive’s employment.

In the event of a change of control the NEO’s would be entitled to two year's salary if they were to leave the Corporation within 12 months of the change of control. No termination or change of control benefits were paid during the financial year ended December 31, 2012.

2.	Directors Compensation

During the financial year ended December 31, 2012, the Corporation had eight (8) directors, three (3) of whom , being Alexander Black, Anthony Hawkshaw, and Victor Gobitz, were also Named Executive Officers. For a description of the compensation paid to the Named Executive Officers of the Corporation who also act as directors of the Corporation, see “EXECUTIVE COMPENSATION” above.

a)	Director Compensation Table

The following table sets forth all compensation provided to directors who are not also Named Executive Officers (“Outside Directors”) of the Corporation for the financial year ended December 31, 2012.

				Non-Equity
		Share-	Option-	Incentive Plan
		Based	Based	Compensatio	Pension	All Other
	Fees	Awards	Awards	n	Value	Compensation	Total
Name	Earned	($)(1)	($)(2)	($)	($)	($)	($)
Drago Kisic	48,000	Nil	202,421	Nil	Nil	4,000	254,421
Roger Norwich	53,000	Nil	202,421	Nil	Nil	4,000	259,421
Ram Ramachandran	58,000	Nil	202,421	Nil	Nil	4,000	264,421
Sidney Robinson	48,000	Nil	202,421	Nil	Nil	4,000	254,421
Klaus Zeitler	100,000	Nil	202,421	Nil	Nil	37,600	340,021

Notes:

(1)

“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option- like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

(2)

“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Value based on the fair market value of the stock options granted having a value of approximately $1,214,529 based on the Black-Scholes pricing model using weighted average assumptions of: risk-free interest rate – 1.21%; expected volatility – 65%; dividend yield – 0%; and expected life of each option granted – 3 years.

For the financial year ended December 31, 2012, all Outside Directors, other than Mr. Zeitler, who acts as Chairman of the Board of Directors, were paid a monthly fee of $4,000 and a meeting fee of $1,000 per meeting. Mr. Zeitler was paid an annual fee of $100,000 and an accommodation allowance of $2,800 per month was paid to a private company controlled by Mr. Zeitler. Mr. Zeitler is also entitled to a one year severance payment if a change of control of the Corporation occurs and Mr. Zeitler resigns as Chairman of the Board of Directors as a result of certain specified reasons or the agreement with Mr. Zeitler is terminated by the Corporation. The Chair of the Audit Committee (being Mr. Ramachandran), is paid an additional annual fee of $10,000 and the chair of each of the Corporation’s other committees is each paid an additional annual fee of $5,000.

b)	Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for each Outside Director of the Corporation as of the most recent financial year end, including awards granted before the most recently completed financial year.

	Option-Based Awards
	Number of
	Securities
	Underlying
	Unexercised			Value of Unexercised in-
	Options	Option Exercise Price		the-money Option(1)(2)
Name	(#)	($)	Option Expiration Date	($)
Drago Kisic	100,000	3.22	November 16, 2016	187,000
	100,000	5.25	September 10, 2017	N/A
Roger Norwich	100,000	1.80	September 20, 2015	329,000
	100,000	3.22	November 16, 2016	187,000
	100,000	5.25	September 10, 2017	N/A
Ram Ramachandran	75,000	3.22	November 16, 2016	140,250
	100,000	5.25	September 10, 2017	N/A
Sidney Robinson	180,000	2.39	March 11, 2016	486,000
	100,000	3.22	November 16, 2016	187,000
	100,000	5.25	September 10, 2017	N/A
Klaus Zeitler	180,000	0.30	July 24, 2014	862,200
	150,000	1.80	September 20, 2015	493,500
	150,000	3.22	November 16, 2016	280,500
	100,000	5.25	September 10, 2017	N/A

Notes:

(1)	Unexercised “in-the-money” options refer to the options in respect of which the market value of the underlying securities as at the financial year end exceeds the exercise or base price of the option.
(2)	The aggregate of the difference between the market value of the Common Shares as at December 31, 2011, being $5.09 per Common Share, and the exercise price of the options.
(3)	The Corporation does not have any share-based awards.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year for each Outside Director.

			Non-Equity Incentive
	Option-Based Awards -	Share-Based Awards -	Plan Compensation -
	Value vested during the	Value vested during the	Value earned during the
	year	year	year
Name and Title	($)	($)	($)
Drago Kisic	170,920	N/A	N/A
Roger Norwich	170,920	N/A	N/A
Sidney Robinson	170,920	N/A	N/A
Ram Ramachandran	170,920	N/A	N/A
Klaus Zeitler	216,822	N/A	N/A

Options were exercised by the Outside Directors in the financial year ended December 31, 2012 as follows: Drago Kisic - 280,000 options, and Ram Ramachandran - 120,000 options. See “Options to Purchase Securities” for further information on the Corporation’s stock option plan.

c)	Pension Plan Benefits

The Corporation does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

3.	Options to Purchase Securities

a)	Share Option Plan

The Plan permits the granting of options to purchase Common Shares to directors, officers, employees of, and consultants to, the Corporation. The Plan limits the total number of Common Shares that may be issued on exercise of options outstanding at any time under the Plan to 10% of the number of Common Shares outstanding, subject to the following additional limitations:

  the aggregate number of Common Shares reserved for issuance to any one person under the Plan, together with all other security based compensation arrangements of the Corporation, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis);

  options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12 month period to any one consultant of the Corporation (or any of its subsidiaries); and

  options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12 month period to persons employed to provide investor relations activities. Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any three month period.

As of the Effective Date, 7,884,250 options (representing 4.48% of the issued and outstanding Common Shares) are issued and outstanding to directors, officers, employees of, and consultants to, the Corporation, leaving 9,704,318 options (5.51%) remaining available for issue. Pursuant to the requirements of the Toronto Stock Exchange (the “TSX”), the grant of unallocated options pursuant to the Plan is required to be approved by shareholders every three years or three years from the date the Corporation’s Common Shares became listed on the TSX, which occurred on February 24, 2012.

The exercise price of any options shall be determined by the Board of Directors, subject to TSX approval (if required), at the time such options are granted. In no event shall such exercise price be lower than the lesser of: (a) the five (5) day volume weighted average trading price of the Common Shares prior to the date of the grant, and (b) the exercise price permitted by the TSX. Subject to any vesting restrictions imposed by the TSX, the Board of Directors may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

The Plan also includes a black out provision. Pursuant to the policies of the Corporation respecting restrictions on trading, there are a number of periods each year during which directors, officers and certain employees are precluded from trading in the Corporation’s securities. These periods are referred to as “blackout periods”. A black out period is designed to prevent a person from trading while in possession of material information that is not yet available to other shareholders. The TSX recognizes these blackout periods might result in an unintended penalty to employees who are prohibited from exercising their options during that period because of their company’s internal trading policies. As a result, the TSX provides a framework for extending options that would otherwise expire during a black out period. The Plan includes a provision that should an option expiration date fall within a black out period or immediately following a black out period, the expiration date will automatically be extended for 10 business days following the end of the blackout period.

The maximum length of any option shall be ten (10) years from the date the option is granted. Notwithstanding the above, a participant’s options will expire one (1) year after a participant ceases to act for the Corporation, other than by reason of death. Options of a participant that provides investor relations activities will expire 30 days after the cessation of the participant's services to the Corporation. In the event of the death of a participant, the participant’s estate shall have twelve (12) months in which to exercise the outstanding options. If a participant ceases to be a director, officer, employee of, or consultant to, the Corporation for cause, any granted but unexercised options shall terminate and become null and void immediately. The options are not assignable, other than by reason of death.

If the number of outstanding Common Shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through a reorganization, amalgamation, arrangement, merger, re-capitalization, re-classification, stock dividend, subdivision, consolidation or similar transaction, or in case of any transfer of all or substantially all of the assets or undertaking of the Corporation to another entity (any of which being, a “Reorganization”) any adjustments relating to the Common Shares subject to options or issued on exercise of options and the exercise price per Common Share shall be adjusted by the Board of Directors, in its sole and absolute discretion, provided that a Participant shall be thereafter entitled to receive the amount of securities or property (including cash) to which such Participant would have been entitled to receive as a result of such Reorganization if, on the effective date thereof, he had been the holder of the number of Common Shares to which he was entitled upon exercise of his Option(s).

Based on the policies of the TSX, the Plan specifies the types of amendments to the Plan and the options granted thereunder that can be made by the Board of Directors without the approval of the shareholders.

Securities authorized for issuance under equity compensation plans

The following table sets forth securities of the Corporation that are authorized for issuance under equity compensation plans as at the end of the Corporation’s financial year ended December 31, 2012.

Number of securities remaining
	Number of Securities to	Weighted average	available for issuance under
	be issued upon exercise of	exercise price of	equity compensation plans
	outstanding options,	outstanding options,	(excluding outstanding securities
Plan Category	warrants and rights	warrants and rights	reflected in Column 1)
Equity compensation plans approved by securityholders(1)	7,896,250	$2.44	9,657,446
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,896,250	$2.44	9,657,446

Note:

(1) The maximum number of Common Shares reserved for issuance under the Plan is set at 10% of the outstanding Common Shares at any time. Accordingly, the number of Common Shares remaining available for future issuance will increase as the outstanding number of Common Shares increases. At December 31, 2012, 175,536,962 Common Shares were issued and outstanding.

Management contracts

During the financial year ended December 31, 2012, no management functions of the Corporation were to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Corporation.

Indebtedness of directors and executive officers

At no time during the most recently completed financial year of the Corporation was any other director, executive officer, or senior officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any such person) or any former director or executive office of the Corporation or any of its subsidiaries or indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided the by Corporation or any of its subsidiaries. As at December 31, 2012, there were not advances outstanding to employees.

Interests of informed persons in material transactions

Except as otherwise disclosed herein, and other than transactions carried out in the ordinary course of business, the Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.

SECTION IV: CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day to day management of the Corporation. The Board of Directors is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

Pursuant to the provisions of National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) issuers are required to disclose their corporate governance practices annually and provide guidance on corporate governance practices respectively. The Board has reviewed its practices relative to the new guidelines and offers the following summary.

1.	Board of Directors

On an annual basis, the Board of Directors reviews the relationship each director has with the Corporation to determine whether or not their independence is maintained. When a director has no direct or indirect material relationship with the Corporation or its subsidiaries which could interfere with the director’s independent judgment, that director is considered to be independent. The Board has determined that a majority, or five of the eight current directors, are independent. Drago Kisic, Roger Norwich, Ram Ramachandran, Sidney Robinson and Klaus Zeitler have no material relationship to the Corporation. Klaus Zeitler is the Chairman of the Board of Directors and for this reason is deemed to be an “executive officer” under the definition of Executive Officer in NI 51-102. The Board considers Mr. Zeitler to be independent despite the reference to his title, as he also has no material relationship with the Corporation. The three non-independent directors are Alexander Black, who is not considered independent as he is the President and CEO of the Corporation, Anthony Hawkshaw, who is not considered independent as he is the CFO of the Corporation and Victor Gobitz, who is not considered independent as he is the COO of the Corporation.

The following directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent):

Name	Name of Reporting Issuer
Anthony Hawkshaw	Caza Gold Corp.
Marlin Gold Mining Ltd.
Southern Legacy Minerals Inc.
Klaus Zeitler	Amerigo Resources Ltd.
Los Andes Copper Ltd.
Western Copper and Gold Corporation
Vena Resources Inc.
Alexander Black	Duran Ventures Inc.
Sidney Robinson	Amerigo Resources Ltd.
Chartwell Retirement Residences
Ram Ramachandran*	Purepoint Uranium Group Inc.
Roger Norwich	Otis Gold Corp.

*Mr. Ramachandran was a director of Century Mining Corporation (“Century”), a wholly owned subsidiary of White Tiger Gold Limited (“White Tiger”), from October 21, 2011 to May 30,

2012. On May 18, 2012 Century’s secured lender realized its security consisting of White Tiger’s interest in Century upon default by Century under the secured loan. Mr. Ramachandran resigned as a director of Century effective May 30, 2012 upon the appointment of a receiver to the assets of Century.

The independent directors do not hold regularly scheduled meetings and no such meetings were held in the twelve month financial year ended December 31, 2012. The Board has adopted the practice of following each meeting with an independent directors discussion. In the twelve-month financial year ended December 31, 2012, there were four meetings of the Board, at which four were followed with a meeting of the independent directors without the involvement of management. In addition, the Board ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where such a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the ABCA and the Board Mandate, a copy of which is attached hereto as Schedule A. The Board may determine that it is appropriate to hold an in camera session excluding a director with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse himself from considering and voting with respect to the matter under consideration.

Klaus Zeitler is Chairman of the Board and, as described above, is considered to be an independent director. In accordance with the mandate of the Chairman, the Chairman presides at all meetings of the Board and, unless otherwise determined, at all meetings of shareholders. Among other things, the Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present. The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Corporation in appropriate circumstances. The role of the Chairman is to also ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO andCFO to ensure the strategy agreed by the Board is put into effect.

Each of the current directors of the Corporation attended each of the six meetings of the Board held since December 31, 2011. Each of the current members of the audit committee attended each of the four meetings of the committee held during the year. Each of the current members of the CGC committee attended each of the three meetings of the committee held during the year.

2.	Board Mandate

The Mandate of the Board is attached hereto as Schedule A.

a)	Position Descriptions

The Board has developed written position descriptions for the Chairman of the Board of Directors. The Corporation has no written description for its Committee chair positions; however, the Corporation has a mandate for each Committee and the roles and responsibilities of each Committee chair position are implied therein.

The Board and CEO and CFO have not developed a written position description for the CEO and CFO. However, the Board, acting through the CGC Committee, is responsible for monitoring and evaluating the performance of management, including the CEO.

b)	Orientation and Continuing Education

While the Corporation does not currently have a formal orientation and education program for new directors, the Corporation has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. They are also provided with guidance concerning trading in the Corporation’s securities, blackout periods, and the Corporation’s disclosure practices. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation’s particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board. Directors visit the mine site at least once a year so that they gain insight into the Corporation’s business.

No formal continuing education program currently exists for the directors of the Corporation. The Corporation encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

c)	Ethical Business Conduct

The Corporation adopted a Code of Business Conduct and Ethics for directors, officers, all employees and certain contractors in December 2011. This Code may be viewed on the Corporation’s website at www.rioaltomining.com and on the Corporation’s SEDAR profile at www.sedar.com.

To ensure and monitor compliance with this Code, the Corporation provides a copy of the Code to each new employee, requesting a signature acknowledging the employee has read and understood its content. In addition, the Corporation has a whistle-blowing policy wherein employees and consultants of the Corporation are provided with the mechanics by which they may raise concerns with respect to falsification of financial records, unethical conduct, harassment and theft in a confidential, anonymous process. This is monitored by the Chairman of the Board and any reported infractions are communicated to the chair of the Audit Committee. This information has also been distributed to all employees of the Corporation. From June 1, 2011 to the date of this Circular, there were no material change reports regarding misconduct and/or departures from the Code.

The Corporation has had no material transactions or agreements in respect of which a director or executive officer has a material interest. However, if this were to occur, the Board would conduct at least one meeting without the affected director or executive officer present. In accordance with the ABCA, directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

d)	Nomination of Directors

The Board has not appointed a nominating committee. The CGC Committee is responsible for recommending to the Board, from time to time, a list of potential directors meeting the Corporation’s general criteria for Board membership, as well as suitable nominees to fill specific vacancies occurring between annual meetings of shareholders. The nominees are generally the result of recruitment efforts by the Board members including both formal and informal discussions among the Board members and officers. It is anticipated that new candidates will be identified having regard to: (i) personal qualities and characteristics, accomplishments and reputation in the business community; (ii) current knowledge and contacts in the communities in which the Corporation does business and in the Corporation’s industry sectors or other industries relevant to the Corporation’s business; (iii) ability and willingness to commit adequate time to the Board and Board committee matters; (iv) the fit of the individual’s skills and personality with those of other directors and potential directors in building a Board that is effective and responsive to the needs of the Corporation; and (v) diversity of viewpoints, background, experience and other demographics. The members of the CGC Committee are considered to be independent directors.

e)	Compensation

The Board determines director and officer compensation by the recommendation of the CGC Committee, as described below. The CGC Committee currently consists of three directors all of whom are considered to be independent directors.

The CGC Committee’s responsibility in respect of compensation matters is to formulate and make recommendations to the Board in respect of compensation issues relating to officers, directors and employees of the Corporation. Without limiting the generality of the foregoing, the CGC Committee has the following duties in relation to compensation matters:

i.	to review and provide recommendations to the Board regarding the compensation policies and guidelines for supervisory and management personnel of the Corporation;
ii.	to review and provide recommendations to the Board regarding corporate benefits, bonuses and other incentives, including stock options;
iii.

to review and approve corporate goals and objectives relevant to the compensation of the CEO and CFO, evaluate the CEO’s and CFO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to the Board with respect to) the CEO’s compensation level based on such evaluation;

iv.	to review and provide recommendations to the Board regarding non-CEO officer and director compensation, incentive compensation plans and equity-based plans;
v.	to review executive compensation disclosure before the Corporation publicly discloses such information;
vi.	to review and provide recommendations to the Board regarding succession plans for the officers and for key employees of the Corporation; and
vii.	to review and provide recommendations to the Board regarding any material changes or trends in human resources policy, procedure, compensation and benefits.

Pursuant to the mandate and terms of reference of the CGC Committee, meetings of the Committee are to take place at least twice per year and at such other times as the Chair of the CGC Committee may determine.

A compensation consultant or advisor has not, at any time since the beginning of the Corporation’s most recently completed financial year, been retained to assist in determining compensation for any of the Corporation’s directors and officers.

See “SECTION III: COMPENSATION INFORMATION – Executive Compensation” in respect of compensation of the NEO’s of the Corporation and “SECTION III: COMPENSATION INFORMATION – Directors Compensation” in respect of director compensation.

f)	Other Board Committees

The Corporation has a Health, Safety and Community Committee in addition to the Audit Committee and the CGC Committee.

The CGC Committee is responsible for making recommendations to the Board on matters of corporate governance and for the disclosure of the Corporation’s corporate governance practices in response to legal and regulatory requirements and, in particular, to carry out the following functions:

i.

preparing the Corporation’s response to applicable securities laws or stock exchange rules when required, and explaining as required any differences between the Corporation’s governance system and policies and the recommended governance standards by securities regulators;

ii.	developing and monitoring the Corporation’s general approach to corporate governance issues as they may arise;
iii.

proposing changes as necessary from time to time to respond to particular governance recommendations or guidelines from regulatory authorities and ensuring that all appropriate or necessary governance systems remain in place and are periodically reviewed for effectiveness;

iv.	ensuring that all members of the Board have been informed of and are aware of their duties and responsibilities as a director of the Corporation;
v.	ensuring that the Corporation has in effect adequate policies and procedures to allow the Corporation to meet all of its continuous disclosure requirements;
vi.	ensuring that the Corporation has in effect adequate policies and procedures to identify and manage the principal risks of the Corporation’s business;
vii.	developing and monitoring the Corporation’s policies relating to trading in securities of the Corporation by insiders as well as communication and confidentiality;
viii.	annually reviewing areas of potential personal liability of directors and ensuring reasonable protective measures are in place;
ix.	causing the Board to annually review its definition of an "independent” director;
x.

developing written corporate governance guidelines and mandate for the Board in which it explicitly acknowledges responsibility for the stewardship of the Corporation and considers (i) measures for receiving feedback from stakeholders and (ii) expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials;

xi.

developing clear position descriptions for the Chairman of the Board and the Chair of each Board Committee, and together with the CEO and CFO, developing a clear position description for the CEO and CFO, which includes delineating management’s responsibilities and developing the corporate goals and objectives that the CEO is responsible for meeting;

xii.	assessment of the Board, its committees and each individual director in respect of effectiveness and contribution;
xiii.	developing a comprehensive orientation and continuing education program for all directors;
xiv.	developing a written code of business conduct and ethics that is applicable to all directors, officers and employees of the Corporation;
xv.

considering the appointment of a nominating committee in respect of the recruitment of prospective directors (or the establishment of a nominating function within an existing Board Committee) and if thought appropriate, developing a written charter or terms of reference for such committee in developing a process for selecting, recruiting and evaluating the performance of new directors; and

xvi.	periodically considering the need for special policies of the Corporation, initiated by the Board, in unique or emerging policy areas such as corporate ethics, gender equality and sexual harassment.

The primary function of the Health, Safety and Community Committee (the “HSC Committee”) of the Board of Directors of the Corporation is to assist the Board of Directors in fulfilling its oversight responsibilities regarding the health and safety of its employees and contractors, the conduct by the Corporation of its operations in an environmentally responsible manner and the development and maintenance of positive relationships with communities in the area of influence the Corporation’s projects. Consistent with this function, the HSC Committee encourages continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The HSC Committee’s primary duties and responsibilities are to:

i.

review and evaluate the Corporation’s health and safety practices for its employees and contractors at its exploration, construction, exploitation, remediation and mining project sites (the “Sites”), including training and educational practices, with a view to providing a safe and healthy workplace;

ii.	review and evaluate environmental standards for operations conducted at the Sites with a view to operations at the Sites being conducted in an environmentally responsible manner; and
iii.	facilitate and promote a positive, mutually beneficial relationship with local communities, indigenous and tribal peoples (if present) and other parties in the area of influence at the Sites.

The HSC Committee meets at least four times a year, or more frequently as circumstances dictate.

The Chair of the HSC Committee may invite one or more officers of the Corporation or outside advisors to attend any meeting of the Committee.

g)	Assessments

The Board has not implemented a process for assessing its effectiveness. As a result of the Corporation’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.

The Board does not formally assess the performance or contribution of individual members of the Board or individual committee members.

SECTION V: ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information of the Corporation’s most recently completed financial year is provided in the Corporation’s comparative financial statements and management discussion and analysis available on SEDAR. Securityholders may also contact the Corporation to request copies of the Corporation’s financial statements and MD&A. Further information concerning the Audit Committee, including the text of the Audit Committee Charter, is included in the Annual Information Form of the Corporation for the financial year ended December 31, 2012. A copy of the Annual Information Form is available on SEDAR at www.sedar.com

SCHEDULE “A”

BOARD OF DIRECTORS
CORPORATE GOVERNANCE GUIDELINES
AND BOARD MANDATE

A.	BOARD COMPOSITION

1.	Board Composition

The composition of the Board should balance the following goals:

The size of the Board should facilitate substantive discussions of the whole Board in which each director can participate meaningfully;

The composition of the Board should encompass a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Corporation’s business; and

Membership on the Board shall include an appropriate number of directors whom the Board has determined have no material relationship with the Corporation or its principal shareholders and who are otherwise considered independent as contemplated by the corporate governance guidelines published by the Canadian Securities Administrators (the “CSA Guidelines”).

To consider a director independent, the Board determines as a factual matter that a director is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with his or her ability to act with a view to the best interests of the Corporation. When assessing the materiality of the relationship between a director and the Corporation, the Board examines a range of types of relationships such as legal, accounting, consulting, commercial, banking, charitable and familial relationships from both the perspective of the individual director and that of any organization with which he or she is associated. The Board specifically applies the definition of independence in the CSA Guidelines when considering the independent status of each director or potential director.

2.	Selection of Directors

a)	Nominations. The Governance Committee is responsible for recommending to the Board, from time to time, a list of potential directors meeting the Corporation’s general criteria for Board membership, as well as suitable nominees to fill specific vacancies occurring between annual meetings of shareholders. The Board is responsible for selecting nominees for election to membership on the Board for presentation at annual meetings of shareholders.

b)	Criteria. Based on the recommendations of the Governance Committee, the Board selects director nominees considering criteria which include the following:

(i)	Personal qualities and characteristics, accomplishments and reputation in the business community;

(ii)	Current knowledge and contacts in the communities in which the Corporation does business and in the Corporation’s industry sectors or other industries relevant to the Corporation’s business;

(iii)	Ability and willingness to commit adequate time to Board and Board committee matters;

(iv)

The fit of the individual’s skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Corporation; and

(v)	Diversity of viewpoints, background, experience and other demographics.

c)	Invitation. The invitation to join the Board is extended by the Board itself by way of the Chairman of the Board and any other director as determined by the Board.

d)	Orientation and Continuing Education. Management, working with the Board, provides an orientation process for new directors, including background material on the Corporation, its business plan and risk profile, and meetings with senior management. Periodically, management prepares additional educational sessions for directors on matters relevant to the Corporation and its business plan and risk profile, and to the statutory and other regulatory regimes having jurisdiction over the Corporation, its business and operations, its continuous disclosure compliance and its corporate governance structure.

3.	Terms Limits and Retirement

The Board does not believe that it should establish a limit on the number of times a director may stand for election. While such a limit could help in creating an environment where fresh ideas and viewpoints are available to the Board, on the other hand, a director term limit can also disadvantage the Corporation through losing the beneficial contribution of directors who have developed, over a period of time, increasing knowledge of, and insight into, the Corporation and its operations and who could therefore provide increasing contributions to the Board as a whole.

B.	BOARD COMMITTEES

1.	Committees

The Corporation has at least the committees required by the CSA Guidelines. Currently, these committees of the Board are the Audit Committee, the Corporate Governance and Compensation Committee and the Environmental Committee. Each of these three committees has written terms of reference (acting as a form of committee charter) satisfying, at a minimum, applicable legislative and stock exchange rules.

All directors, whether members of a committee or not, are invited to make suggestions to a committee chair for additions to the agenda of his or her committee or to request that an item from a committee agenda be considered by the Board. Each committee chair will give a periodic report of his or her committee’s activities to the Board.

2.	Assignment of Committee Members

The Governance Committee is responsible, after consultation with the Chairman of the Board and giving consideration to the suggestions of individual Board members, for the assignment of Board members to various committees, including evaluating and selecting the chair of each Board committee. Consideration should be given to rotating committee members periodically at about a five year interval, but the Board does not have a firm policy mandating rotation of committee assignments since there may be reasons to maintain an individual director’s committee membership for a longer period.

3.	Committee Member Qualifications

Each of the committees of the Board is comprised of a minimum of three directors. The required qualifications for the members of each committee are set out in the respective committees’ terms of reference. A director may serve on more than one committee.

C.	CHAIRMAN OF THE BOARD

1.	General Functions

The Chairman of the Board shall provide leadership to the Board with respect to its functions as described in these Guidelines and as otherwise may be appropriate. The Chairman of the Board shall act as chair of meetings of the Board and, for such purpose, shall determine the agenda for each meeting of the Board in consultation with the Chief Executive Officer (“CEO”) and the Corporate Secretary.

The Chairman of the Board shall oversee the preparation for and management of, and he or she shall preside over, meetings of the shareholders of the Corporation.

2.	Additional Responsibilities

The duties and responsibilities for the position of Chairman of the Board shall also include the following:

(i)

establishing procedures to govern the Board’s work including establishing the location and time of meetings of the Board and the procedures to be followed with respect to the conduct of meetings of the Board, including determining who may be present at such meetings in addition to the directors, the CEO and Corporate Secretary (if those officers are not directors);

(ii)	ensuring the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements;

(iii)	working with the chairs of the Board committees to coordinate the schedule of meetings for such committees;

(iv)	ensuring that delegated committee functions are carried out and reported to the Board;

(v)	attending, as required, as a non-voting participant at all meetings of Board committees (unless the Chairman is a voting member of such committee);

(vi)	acting as a liaison between the Board and management through the CEO;

(vii)	meeting periodically with the CEO and the Corporate Secretary to review governance issues including the level of communication between management and the Board; and

(viii)	carrying out such other duties as may be reasonably requested by the Board as a whole, depending on its evolving needs and circumstances.

3.	Appointment

The Chairman shall be appointed by the Board for a term as determined by the Board. If no term is specified, he or she shall hold office until the first meeting of the directors held after the next Annual Meeting of Shareholders.

4.	Resources

The Chairman of the Board shall have sufficient resources to discharge the responsibilities of the Chair. The Chairman of the Board shall be empowered to engage advisers as may be appropriate from time to time to advise the Chairman of the Board with respect to duties and responsibilities.

D.	BOARD MEETING PROCEDURES

1.	Frequency of Meetings

The Board shall have a minimum of four regularly scheduled meetings per year. In addition, special meetings may be called from time to time as determined by the needs of the Corporation’s business.

2.	Selection of Agenda Items for Board Meetings

The Chairman of the Board and the Corporate Secretary, in consultation with the CEO, establish the agendas for Board meetings. Any Board member, however, may recommend the inclusion of specific agenda items. The agenda is distributed in advance of a meeting to each director.

3.	Board Materials Distributed in Advance

Information, data and presentation materials that are important to the Board’s understanding of the business are distributed in writing to the Board before the Board meets. Management should provide materials that are as concise as possible while giving directors sufficient information, and time for review (subject to availability of time sensitive materials), to make informed decisions. The Board acknowledges that, under certain circumstances, written materials may be unavailable to directors in advance of a meeting, and that certain items to be discussed at Board meetings may be of an extremely sensitive nature such that the distribution of materials on these matters prior to the Board meeting would not be appropriate.

The Board encourages senior management to bring into Board meetings, from time to time, those Corporation employees or consultants who (i) can provide additional insight into the various Corporation operations due to such person’s personal involvement and substantial knowledge in those areas under periodic Board review and assessment, and/or (ii) are persons with future potential whom senior management believes should be given exposure to the Board.

E.	CORE RESPONSIBILITIES

The mandate of the Board, as prescribed by law, is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. The core responsibilities of the Board include stewardship and oversight in the following areas:

1.	Strategic Plan

The Board meets annually, at the end of the year, and may also have special meetings as required, to review the Corporation’s overall business strategies and its annual business plan, as well as major strategic initiatives, to allow for the Board to evaluate whether the Corporation’s proposed actions generally accord with Corporation objectives.

2.	Identification of Principal Risks

The Board, directly and through the Audit Committee as well as the other committees of the Board, reviews the principal risks of the Corporation’s business and the appropriateness of the systems management puts in place to manage these risks. A current report on risk management is presented to and reviewed by the Audit Committee each quarter.

3.	Communication Policy

The Disclosure and Confidentiality Policy established by the Board summarizes practices regarding disclosure of material information to investors, analysts and the media. The Board, in consultation with the Governance Committee, monitors and advises on compliance with this Policy.

4.	Internal Control and Management Information Systems

The Board, acting through the Audit Committee, monitors the implementation of appropriate internal control systems. The Audit Committee reports, at least quarterly, to the Board and periodically includes in its reports updates on the status of the Corporation’s internal control systems.

5.	Shareholder Feedback

The Board monitors management in its ongoing development of appropriate investor relations programs and procedures to receive and respond to shareholder feedback.

F.	EXPECTATIONS OF DIRECTORS

1.	Commitment and Attendance

All directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone to mitigate conflicts.

2.	Participation in Meetings

Each director should be sufficiently familiar with the business of the Corporation, including its financial statements and capital structure and the risks and competition it faces, to facilitate active and effective participation in the deliberations of the Board and of each committee on which he or she serves. Upon request, management makes appropriate personnel available to answer any questions a director may have about any aspect of the Corporation’s business. Directors should also review the materials provided by management and Corporation advisors in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented.

3.	Other Directorships

The Corporation values the experience directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a director’s time and availability, and may also present conflicts or legal issues. Directors should advise the Chair of the Governance Committee before accepting any new membership on other boards of directors or any other significant commitment involving an affiliation with other related businesses or governmental units.

4.	Contact with Management

All directors are invited to contact the CEO at any time to discuss any aspect of the Corporation’s business. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

5.	Confidentiality

The proceedings and deliberations of the Board and its committees are confidential. Each director shall maintain the confidentiality of information received in connection with his or her services.

6.	Independent Director Sessions

To encourage free and open discussion and communication among the non-management directors of the Board, the independent directors should typically meet during or at the end of each Board meeting with no members of management present.

7.	Evaluating Board Performance

The Board, acting through the Governance Committee, and each of the committees of the Board conduct in each case a self-evaluation at least annually to assess their respective levels of effectiveness. In addition, the Governance Committee periodically considers the mix of skills and experience that directors bring to the Board to assess, on an ongoing basis, whether the Board has the necessary tools to perform its oversight function effectively.

G.	LEADERSHIP DEVELOPMENT

1.	Evaluating and Approving Salary for the CEO

The Board, acting through the Corporate Governance and Compensation Committee, evaluates the performance of the CEO in conjunction with the Corporation’s goals and objectives and, acting through the Corporate Governance and Compensation Committee, approves the compensation level of the CEO.

2.	Evaluating and Approving the Compensation of Management

The Board, acting through the Corporate Governance and Compensation Committee, evaluates and approves proposals for overall compensation policies applicable to members of senior management.

3.	Management Succession

At least annually, the Board reviews a succession plan, developed by management, addressing the policies and principles for selecting a successor to the CEO, both in an emergency situation and in the ordinary course of business. The succession plan should include an assessment of the experience, performance, skills and planned career paths for possible successors to the CEO currently in Corporation senior management.

H.	BOARD COMPENSATION

The Board conducts a review, at least once every two years, of the components and amount of Board compensation in relation to other similarly situated companies. Board compensation should be consistent with market practices but should not be set at a level that would call into question the Board’s objectivity.

I.	RELIANCE ON ADVISORS

In executing their responsibilities, each of the members of the Board, and specifically the Chairman on behalf of the independent directors, is entitled to rely on the advice, reports and opinions of management, counsel, accountants, auditors and other expert advisors, such advice to be provided at the expense of the Corporation. The Board, as well as each of the committees of the Board, shall accordingly have the authority to retain and approve the fees and retention terms of such outside advisors engaged for this purpose.